                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------


                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 DSI TOYS, INC.
                            (Name of Subject Company)

                                    MVII, LLC
                                E. THOMAS MARTIN
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   232968 10 7
                      (CUSIP Number of Class of Securities)

                                E. THOMAS MARTIN
                                    MVII, LLC
                                 654 OSOS STREET
                        SAN LUIS OBISPO, CALIFORNIA 93401
                                 (805) 545-7900
          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidder)

                                 With copies to:

      J. TODD MIROLLA, ESQ.                   GREGG R. CANNADY, ESQ.
      ANDRE, MORRIS & BUTTERY                 CARRINGTON, COLEMAN, SLOMAN &
      1304 PACIFIC STREET                        BLUMENTHAL, L.L.P.
      SAN LUIS OBISPO, CA 93401               200 CRESCENT COURT, SUITE 1500
      (805) 543-4171                          DALLAS, TX 75201
                                              (214) 855-3067

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
      ----------------------                  ----------------------

          $7,008,000                                 $1,401.60

* Estimated solely for purposes of calculating the amount of filing fee. The Transaction Valuation assumes the purchase of 1,600,000 shares of Common Stock, par value $.01 per share, of the Subject Company at the offer price of $4.38 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by MVII, LLC for such number of shares.



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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,401.60
Filing Party:  MVII, LLC, E. Thomas Martin
Form or Registration No.:  Schedule 14D-1
Date Filed:  April 21, 1999






                                       2
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     This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 and
Schedule 13D relates to the offer by MVII, LLC, a limited liability company formed under the laws of the State of California (the "Purchaser"), to purchase up to 1,600,000 shares of common stock, par value $.01 per share (the "Common Stock" or "Shares"), of DSI Toys, Inc., a Texas corporation (the "Company"), at a price of $4.38 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated April 21, 1999, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Defined terms used but not otherwise defined herein shall have the meanings set forth in the Offer to Purchase. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The information set forth in Item 6 is hereby amended and supplemented by the following:

          "The Offer expired at 5:00 p.m., New York City time, on Tuesday, May 25, 1999. Subject to final verification, as of that time 4,969,627 Shares had been validly tendered or guaranteed and not withdrawn pursuant to the Offer. The Purchaser purchased 1,600,000 Shares in the Offer (including Shares tendered pursuant to notices of guaranteed delivery). Accordingly, the preliminary proration factor is 32.20%. A copy of the press release announcing the expiration of the Offer is attached hereto as Exhibit
     (a)(10) and is incorporated herein by reference."

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby amended and supplemented by adding the following Exhibit:

     (a)(10) -- Press Release dated May 26, 1999, issued by the Purchaser.



                                      3

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                MVII, LLC
                                                By: /s/ E. Thomas Martin
                                                    ----------------------------
                                                    Name:  E. Thomas Martin
                                                    Title: Manager

Dated: May 26, 1999

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    /s/ E. Thomas Martin
                                                    ----------------------------
                                                    E. Thomas Martin

Dated: May 26, 1999



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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------

(a)(1)*           -- Offer to Purchase dated April 21, 1999.

(a)(2)*           -- Letter of Transmittal.

(a)(3)*           -- Notice of Guaranteed Delivery.

(a)(4)*           -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*           -- Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                     Nominees.

(a)(6)*           -- Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*           -- Form of Summary Advertisement as published in the New York Times on April 21, 1999.

(a)(8)*           -- Text of Press Release, dated April 15, 1999, issued by the Company and Purchaser.

(a)(9)*           -- Text of Press Release, dated April 21, 1999, issued by the Purchaser.

(a)(10)           -- Text of Press Release, dated May 26, 1999, issued by the Purchaser.

(b)               -- None.

(c)(1)*           -- Stock Purchase and Sale Agreement dated April 15, 1999, between the Company and the
                     Purchaser.

(c)(2)*           -- Form of Side Letter Agreement dated April 15, 1999, between the Purchaser and certain management shareholders and a limited partnership controlled by a management shareholder.

(c)(3)*           -- Shareholders' and Voting Agreement dated April 15, 1999, among the Purchaser, the Company and certain management shareholders and a limited partnership controlled by a management shareholder.

(c)(4)*           -- Registration Rights Agreement dated April 15, 1999, among the Company, the Purchaser, and certain management shareholders and a limited partnership controlled by a management shareholder.

(c)(5)*           -- Form of Irrevocable Proxy dated April 15, 1999, between the Purchaser and certain management shareholders and a limited partnership controlled by a management shareholder.

(d)               -- None.

(e)               -- Not applicable.

(f)               -- None.



* Previously filed.